Re:	Gilat Satellite Networks LTD
Form 20-F for the Fiscal Year Ended December 31, 2021 filed May 16, 2022
Form 6-K Filed August 9, 2022
File No. 000-21218

Dale Welcome
Anne McConnell
Securities and Exchange Commission
Washington, D.C.  20549
United States

September 14, 2022

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated August 15, 2022 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 20-F for the year ended December 31, 2021 filed on May 16, 2022 and the Form 6-K filed on August 9, 2022 by Gilat Satellite Networks Ltd. (the “Company”).

Set forth below are our responses to the comments.  For your convenience, the text of each of such comments are reproduced in bold and italics before our response. Disclosure changes made in response to the Staff’s comments have been made in the amendment No. 1 to the Form 20-F for the year ended December 31, 2021 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2021
Item 15: Controls and Procedures
Disclosure Controls and Procedures, page 111

1.
We note your conclusions that disclosure controls and procedures were effective but that internal controls over financial reporting were not effective as of December 31, 2021. Please tell us how management was able to conclude that disclosure controls and procedures were effective given the substantial overlap with internal controls over financial reporting. Refer to SEC Release No. 33-8238. Your response should also address how the material weaknesses you identified in internal controls over financial reporting did not impact your disclosure controls and procedures.

Alternatively, please revise your Form 20-F to present consistent conclusions for both disclosure controls and procedures and internal controls over financial reporting.

The Company respectfully acknowledges the Staff’s comment, and after reconsidering the implications of the identified and reported material weaknesses in internal controls over financial reporting, we determined that our disclosure controls and procedures were ineffective as of December 31, 2021. Accordingly, we have revised Item 15 in the Amendment and refer to the material weaknesses disclosures.

Item 18: Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2.
We note the second sentence of the first paragraph of the auditors' report states that “in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020”. Please revise your Form 20-F to include an audit report from your registered public accounting firm that opines on the audited financial statements for the three years in the period ended December 31, 2021.

The Company respectfully acknowledges the Staff’s comment and has included an updated audit report from our registered public accounting firm in the Amendment, that opines on the audited financial statements for the three years in the period ended December 31, 2021.

Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies l.
Revenue recognition, page F-23

3.	We note the following disclosures related to when and how you recognize revenue:
•	revenue from long term contracts is recognized over time because of continuous transfer of control to the customer using the cost to cost measure of progress;
•	revenue from the sale of equipment is recognized at a point in time when the customer obtains control or when acceptance occurs;
•	products revenue includes construction of networks; and
•	revenue from periodic services are recognized ratably over the term services are provided.

Please tell us what consideration you have given to providing disaggregated revenue disclosures based on contract type and/or the timing of the transfer of products and services since it appears those factors would impact how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Refer to ASC 606-10-55-90 and 91. We also note your auditors' report includes a CAM related to revenue from long term contracts; however, it is not clear how much of your revenue relates to such contracts.

The Company respectfully acknowledges the Staff’s comment.  In accordance with  ASC 606-10-55-90 through 55-91, when selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following:

a)	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)
b)	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments
c)
Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

The Company has evaluated its revenue streams in accordance with ASC 606 and determined that disaggregation of revenue based on type (i.e., long-term contracts versus other contracts) or based on timing of the transfer of products and services (i.e., at a point in time versus over time) is not applicable. The Company does not present revenue breakdowns by type and by the timing of the transfer of products and services for any purpose, including:

a)	earnings releases, annual reports, investor presentations;
b)	information regularly reviewed by the Company’s CEO, which was identified as the chief operating decision maker;
c)
other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements, such as management meetings, presentations to the board of directors and its committees, transaction approval processes, compensation plans for employees etc.

In addition, the Company's disclosure regarding its material revenue streams, as provided in note 2(1) to its consolidated financial statements for the year ended December 31, 2021 (the "Note"), were provided in accordance with the requirements of ASC 606-10-50-12. These requirements include, among other things, a description of when the Company satisfies its performance obligations and the nature of the Company's services that it transfers to its customers. This disclosure includes:

•
“long-term contracts”, which represent, as mentioned in the Note,“contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance”, as well as “contracts relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts)”. Revenues from these two types of performance obligations, although not similar in their business substance, are recognized over time based on a cost-to-cost measure of progress.

•
“sale of equipment”, which according to the Note, “recognized at a point in time, once the customer has obtained control over the items purchased”. It should be noted that the Company sells different and diverse types of equipments, with different business essence.

•
“revenue from periodic services”, which according to the Note, “recognized ratably over the term the services are rendered”. It should be noted that the Company provides different and diverse “periodic services”, with different business essence, which are recognized as revenue ratabely over time.

Note 15: Customers, Geographic and Segment Information, page F-58

4.	In future filings, please separately disclose revenue by individual country, including revenue related to the US and/or Canada, to the extent material, as required by ASC 280-10-50-41.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will adjust its disclosure of revenues by geographic areas, to include a disclosure of revenues by material individual countries (including revenue related to the US and/or Canada, to the extent material).

Form 6-K Filed August 9, 2022
Reconciliation Between GAAP and Non-GAAP Consolidated Statements of Income (Loss), page 8

5.
We note that the individual adjustments to non-GAAP gross profit and non-GAAP operating expenses for the three-month and six-month periods ended June 30, 2022 do not appear to reconcile to the adjustment totals presented in the summary tables. Please provide us explanations for the differences and revise future filings as appropriate. In addition, please explain to us if/how you determine the tax effects of non-GAAP adjustments to Non-GAAP net income as required by Question 102.11 of the C&D is related to Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that:

a)	the Company unintentionally shifted an amount of USD 49 thousand in the individual adjustment tables, between the gross profit adjustments and the operating expenses adjustments.
Accordingly, the Company will revise future filings as appropriate.
b)	the Company assesses the income tax effect in accordance with Question 102.11 of the C&D, and such adjustments were not found to be material in the six and three months ended June 30, 2022.

If you have any further questions, please do not hesitate to contact our counsel, Mr Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

Gil Benyamini

Chief Financial Officer